Exhibit 3.46

CERTIFICATE OF FORMATION
OF
CIFC PRIVATE DEBT ADVISERS LLC

This Certificate of Formation of CIFC Private Debt Advisers LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.             The name of the Company is CIFC Private Debt Advisers LLC.

2.             The registered agent of the Company shall be Corporation Service Company.

3.             The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned, on behalf of the Company, has caused this Certificate of Formation to be duly executed this 25th day of April, 2014.

/s/ Robert C. Milton III
Robert C. Milton III
Authorized Person